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                             August 24, 2020

       Samuel Cochrane
       Chief Financial Officer
       Sierra Wireless, Inc.
       13811 Wireless Way
       Richmond, British Columbia, Canada V6V 3A4

                                                        Re: Sierra Wireless,
Inc.
                                                            Form 40-F for the
Year Ended December 31, 2019
                                                            Filed March 11,
2020
                                                            File No. 000-30718

       Dear Mr. Cochrane:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 40-F for the Year Ended December 31, 2019

       Exhibit 1.2
       Financial Statements
       Notes to the Consolidated Financial Statements
       6. Segmented Information, page 23

   1. Your disclosure on page 23 indicates that you disaggregate your revenue by segments, type, and geographical
region. While we note the tables on pages 23 and 24 for revenue by type and revenue by
geographical region, we note no quantitative disclosures
                                                        concerning your
segments. Please revise to include the disaggregation of revenues by segment in accordance
with ASC 280-10-50-21.
   2. In a related matter, please ensure that all disclosures required by ASC 280-10-50-22, to the extent applicable,
are included in Note 6.
 Samuel Cochrane
Sierra Wireless, Inc.
August 24, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379
with any questions.



FirstName LastNameSamuel Cochrane                         Sincerely,
Comapany NameSierra Wireless, Inc.
                                                          Division of
Corporation Finance
August 24, 2020 Page 2                                    Office of
Manufacturing
FirstName LastName